Exhibit 3
EXECUTION COPY

ROLLOVER AGREEMENT
by and among
JS ACQUISITION, LLC
and
THE ROLLING SHAREHOLDERS
(as defined herein)
Dated as of May 24, 2010

ROLLOVER AGREEMENT
          ROLLOVER AGREEMENT, dated as of May 24, 2010 (this “Agreement”), by and among JS Acquisition, LLC, an Indiana limited liability company (“Parent”), each of the Persons set forth on Schedule I hereto and each of the Persons who execute a Joinder hereto pursuant to Section 5.15 (collectively, the “Rolling Shareholders” and each individually, a “Rolling Shareholder”).
          WHEREAS, as soon as reasonably practicable following the execution and delivery of this Agreement, Parent or JS Acquisition, Inc., an Indiana corporation (“Merger Sub”) and subsidiary owned by JS Acquisition shall commence a tender offer to purchase all of the outstanding shares of Class A Common Stock, par value $0.01 per share (the “Shares”), of Emmis Communications Corporation, an Indiana corporation (the “Company”), not beneficially owned by Parent, Merger Sub and Mr. Jeffrey H. Smulyan, the Chairman, Chief Executive Officer and President of the Company, (“Smulyan”) and that do not constitute Rolling Shareholders Contributed Shares (as defined below) of the Rolling Shareholders (collectively with Parent, Merger Sub and Smulyan, the “Purchaser Group”), Alden Media Holdings, LLC or its Affiliates (“Alden”), at an offer price of $2.40 per Share in cash, without interest and less any applicable withholding taxes pursuant to the terms and conditions set forth in the Offer to Purchase under cover of the Schedule TO and in the related Letter of Transmittal to be filed with the SEC (which, together with any amendments or supplements thereto, collectively constitute the “Offer” and such documents collectively, the “Offer Documents”);
          WHEREAS, the Offer is being made in connection with a proposed merger (the “Merger”) pursuant to that certain Agreement and Plan of Merger to be entered into by and among Parent, Merger Sub and the Company (the “Merger Agreement”), pursuant to which, upon the successful completion of the Offer, Merger Sub would merge with and into the Company with the Company remaining as the surviving corporation and following the completion of the Merger, Smulyan will hold all of the shares of a newly issued class of voting common stock of the Company and Parent will hold all of the shares of a newly issued class of non-voting common stock of the Company;
          WHEREAS, in accordance with that the Securities Purchase Agreement (as defined below) the Shares held by Parent or Merger Sub will cancelled in the Merger;
          WHEREAS, the Rolling Shareholders are willing to commit herein to contribute their Shares to the Company for cancellation prior to the Merger as provided herein in satisfaction of their obligations hereunder;
          WHEREAS, Parent is willing to issue Rolling Shareholder Parent Interests (as defined below) to the Rolling Shareholders in exchange for such commitment; and
          WHEREAS, the parties hereto desire to make certain other agreements in connection with the Offer, the Merger and the transactions contemplated thereby (collectively, the “Transactions”).

          NOW, THEREFORE, in consideration of the mutual covenants and conditions as hereinafter set forth, the parties hereto do hereby agree as follows:
ARTICLE I
CONTRIBUTIONS
          1.1 Rolling Shareholder Contributed Shares.
          (a) Upon the terms and subject to the conditions of this Agreement, each of the Rolling Shareholders hereby agrees to contribute to the Company, immediately prior to the effective time of the Merger (the “Effective Time”), the number of Shares set forth opposite its name on Schedule I hereto (the “Rolling Shareholder Contributed Shares”). In exchange for the agreement of each Rolling Shareholder to contribute such Rolling Shareholder Contributed Shares, each Rolling Shareholder shall be entitled to receive from Parent, and Parent shall issue to each Rolling Shareholder at the closing of the transaction contemplated by the Securities Purchase Agreement an initial number of Common Interests of Parent (“Parent Common Interests”) equal to the product of (i) the quotient of (x) the number of Rolling Shareholder Contributed Shares to be contributed by such Rolling Shareholder divided by (y) the sum of (I) the product of (a) the aggregate number of Shares and Class B Shares to be contributed to Parent by Smulyan pursuant to the Securities Purchase Agreement (as defined below) multiplied by (b) three (3) plus (II) the aggregate number of Rolling Shareholder Contributed Shares to be contributed by all Rolling Shareholders and (ii) the difference of (x) all of the Parent Common Interests outstanding on the date of, and after giving effect to, the Closing (as defined below) minus (y) the number of Parent Common Interests initially issued to Alden at the Closing (the “Rolling Shareholder Parent Interests”). The Parent Common Interests shall have the rights, preferences, privileges and restrictions set forth in the Operating Agreement (as defined below). Each of the Rolling Shareholder Contributed Shares shall be cancelled immediately prior to, the Merger.
          (b) Notwithstanding anything to the contrary contained herein, if any Rolling Shareholder shall fail to contribute any Rolling Shareholder Contributed Shares prior to the Effective Time of the Merger, the Rolling Shareholder Parent Interests issued to such Rolling Shareholder shall be cancelled and become null and void ab initio, and Parent may take any and all necessary and appropriate actions to reallocate such cancelled Rolling Shareholder Parent Interests pro-rata in accordance with paragraph (a) above among Smulyan and the other Rolling Shareholders.
          1.2 Closing.
          (a) The issuance of the Rolling Shareholder Parent Interests contemplated hereby (the “Closing”) will take place at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York 10019, at 10:00 a.m. local time, on the Closing Date (as defined in the Securities Purchase Agreement).

          (b) At the Closing, each of the parties hereto shall enter into the Amended and Restated Operating Agreement of Parent in substantially the form attached as Exhibit A (the “Operating Agreement”) and the Registration Rights Agreement in substantially the form of Exhibit B (the “Registration Rights Agreement”).
ARTICLE II

GRANT OF PROXY; VOTING AGREEMENT
          2.1 Voting Agreement. Until the termination of this Agreement in accordance with Section 5.3:
          (a) Each Rolling Shareholder hereby agrees that at any meeting (whether annual or special and whether or not adjourned or postponed) of the holders of Shares, however called, or in connection with any written consent of the holders of Shares, such Rolling Shareholder shall vote (or cause to be voted) or deliver a consent (or cause a consent to be delivered) with respect to its Rolling Shareholders Contributed Shares to the fullest extent that such Rolling Shareholder Contributed Shares are entitled to be voted at the time of any vote or action by written consent:
     (i) in favor of the approval and adoption of the Merger Agreement;
     (ii) without limiting the preceding clause (i), in favor of any proposal to adjourn or postpone any meeting of the shareholders of the Company at which the matters described in the preceding clause (i) are submitted for the consideration and vote of the shareholders of the Company to a later date if there are not sufficient votes for approval of such matters on the date on which the meeting is held; and
     (iii) against any (A) inquiry, offer or proposal by any Person other than Parent, Smulyan or his Affiliates to acquire the Company through a business combination, merger, amalgamation, purchase of all or substantially all of the capital stock, assets or business of the Company or other transactions or series of transactions that would result in a change of control of the Company (a “Company Acquisition Proposal”), (B) reorganization, recapitalization, liquidation or winding-up of the Company or any other extraordinary transaction involving the Company or (C) corporate action requiring the approval of the Company’s shareholders the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Merger Agreement.
          (b) Each Rolling Shareholder agrees to take all steps reasonably necessary such that all of its Rolling Shareholder Contributed Shares are counted as present for purposes of any quorum requirement at any duly called meeting of the shareholders of the Company (or any adjournment or postponement thereof).

          (c) Subject to Section 5.2, for so long as this Agreement is in effect the obligations of each Rolling Shareholder contained in this Article II shall not be affected by any Adverse Recommendation Change.
          (d) Notwithstanding the foregoing, each Rolling Shareholder shall remain free to vote (or execute consents or proxies with respect to) its Rolling Shareholder Contributed Shares with respect to any matter not covered by this Section 2.1 in any manner such Rolling Shareholder deems appropriate, provided that such vote (or execution of consents or proxies with respect thereto) would not reasonably be expected to adversely affect, or prevent or delay the consummation of, the Merger.
          2.2 Irrevocable Proxy. Each Rolling Shareholder hereby revokes (or causes to be revoked) any and all previous voting proxies granted with respect to the voting of any of its Rolling Shareholder Contributed Shares. By entering into this Agreement, each Rolling Shareholder hereby grants a proxy appointing Parent as its attorney-in-fact and proxy, with full power of substitution, for and in such Rolling Shareholder’s name, to vote, express consent or dissent, or otherwise to utilize such voting power in the manner expressly provided in Section 2.1 above. The proxy granted by each Rolling Shareholder pursuant to this Article II is coupled with an interest, shall be irrevocable, shall survive the incapacity or bankruptcy, insolvency, dissolution or winding up of such Rolling Shareholder, as applicable, and is granted in consideration of Parent entering into this Agreement and incurring certain related fees and expenses. The proxy granted by each Rolling Shareholder shall automatically be revoked upon termination of this Agreement in accordance with Section 5.3. Without limiting the foregoing and for the avoidance of doubt, the voting proxy granted pursuant hereto shall not be deemed to be revoked by any power of attorney or voting proxy that may be granted by the undersigned to any other Person after the date hereof, unless any such subsequent power of attorney specifically refers to this power of attorney by the date of execution of this power of attorney by the undersigned.
ARTICLE III
REPRESENTATIONS AND WARRANTIES
          3.1 Acknowledgements. Each Rolling Shareholder acknowledges that it has been furnished with and has carefully read the proposed form of Merger Agreement, and the form of Operating Agreement, and form of Registration Rights Agreement attached hereto. Such Rolling Shareholder is aware and acknowledges that:
          (a) Parent has only recently been formed and has no financial or operating history.
          (b) There are substantial risks incident to an investment in the Rolling Shareholder Parent Interests.

          (c) No federal or state agency has passed upon the Rolling Shareholder Parent Interests or made any finding or determination as to the fairness of an investment in the Rolling Shareholder Parent Interests.
          (d) Such Rolling Shareholder should consult with its own tax advisor regarding all United States federal, state, local and foreign tax considerations applicable to the Rolling Shareholder Parent Interests. Neither Parent, nor any of its Affiliates, employees, agents, members, directors, officers, representatives or consultants, assume any responsibility for the tax consequences to such Rolling Shareholder of the acquisition or ownership of the Rolling Shareholder Parent Interests.
          (e) Effective as of the Closing Date, such Rolling Shareholder will become obligated to acquire the Rolling Shareholder Parent Interests.
          (f) Such Rolling Shareholder must bear the economic risk of the Rolling Shareholder Parent Interests for an indefinite period of time because the Rolling Shareholder Parent Interests have not been registered for sale under the 1933 Act, and therefore cannot be sold or otherwise transferred unless either the Rolling Shareholder Parent Interests are subsequently registered under the 1933 Act, or an exemption from such registration is available, and the Rolling Shareholder Parent Interests cannot be sold or otherwise transferred unless they are registered under applicable state securities or an exemption from such registration is available.
          (g) Such Rolling Shareholder’s right to transfer the Rolling Shareholder Parent Interests is or will be restricted by the terms of the Operating Agreement. Such Rolling Shareholder may be required to transfer the Rolling Shareholder Parent Interests under certain circumstances, as provided in the Operating Agreement.
          (h) Such Rolling Shareholder (i) has read the Rollover Disclosure Letter, including the exhibits and annexes thereto and the full text of the agreements and other documents described therein and attached thereto in their entirety and is thoroughly familiar with their terms, (ii) is aware of and understands the nature of the risks involved in investing in the Parent Common Interests and (iii) has had ample opportunity to ask questions relating to the Parent Common Interests, the transactions contemplated by this Agreement and the Transactions.
          3.2 Representations and Warranties of the Rolling Shareholders. Each Rolling Shareholder represents, warrants and covenants to Parent and its Affiliates that:
          (a) Such Rolling Shareholder, if it is a corporation, partnership, limited liability company, trust or other entity, is duly organized and validly existing and in good standing (where applicable) under the Laws of the jurisdiction of its organization.
          (b) If such Rolling Shareholder is not an individual, the execution, delivery and performance by such Rolling Shareholder of this Agreement, the Operating Agreement and the Registration Rights Agreement (the “Rollover Agreements”) and the

consummation by such Rolling Shareholder of the transactions contemplated thereby are within the powers of such Rolling Shareholder and have been duly authorized by all necessary corporate or other action. If such Rolling Shareholder is an individual, he has full legal capacity, right and authority to execute and deliver the Rollover Agreements and to perform his obligations thereunder. Each of the Rollover Agreements has been, or as of the Closing will be, duly executed and delivered by such Rolling Shareholder and each constitutes, or as of the Closing will constitute, the valid and binding agreement of such Rolling Shareholder enforceable against such Rolling Shareholder in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws affecting creditors’ rights generally and general principles of equity).
          (c) The execution, delivery and performance of the Rollover Agreements by such Rolling Shareholder does not and will not (i) if such Rolling Shareholder is not an individual, violate the certificate of formation, agreement of limited partnership, certificate of incorporation or similar organizational documents of such Rolling Shareholder, (ii) violate any applicable Law to which such Rolling Shareholder is subject, (iii) require any authorization, approval, consent or other action by any Person under, result in a breach of any of the terms of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which such Rolling Shareholder is entitled under any provision of any agreement or other instrument to which such Rolling Shareholder is a party or by which such Rolling Shareholders is bound or violate in any material respect any Law or Order to which such Rolling Shareholder is subject, or (iv) result in the imposition of any Lien on any Rolling Shareholder Contributed Shares.
          (d) As of the date hereof, such Rolling Shareholder is the beneficial owner of its Rolling Shareholder Contributed Shares, free and clear of any Liens and any other limitation or restriction (including any restriction on the right to vote or otherwise dispose of any such Rolling Shareholder Contributed Shares) other than those created by this Agreement. Except as set forth on Schedule I, none of such Rolling Shareholder Contributed Shares is, and at no time during the term of this Agreement will such Rolling Shareholder Contributed Shares be subject to any voting trust or other agreement or arrangement with respect to the voting of such Shares. Such Rolling Shareholder has, and at all times during the term of this Agreement will have, with respect to its Rolling Shareholder Contributed Shares, except as set forth on Schedule I, either (i) the sole power, directly or indirectly, to vote such Rolling Shareholder Contributed Shares or (ii) the shared power, directly or indirectly, to vote such Rolling Shareholder Contributed Shares together with (but only with) one or more other Rolling Shareholders, and as such has, and at all times during the term of this Agreement will have, the complete and exclusive power, individually or together with one or more other Rolling Shareholders, to, directly or indirectly, issue (or cause the issuance of) instructions with respect to the matters set forth in Articles I and II and agree to all matters set forth in this Agreement.
          (e) Such Rolling Shareholder is not acquiring the Rolling Shareholder Parent Interests as a result of or subsequent to any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, any seminar or meeting, or any solicitation of a subscription by a person not previously known to such Rolling Shareholder in connection with Rolling Shareholder Parent Interests in securities generally.
          (f) Such Rolling Shareholder has been furnished all materials relating to Parent and the Rolling Shareholder Parent Interests that such Rolling Shareholder has requested and has been afforded the opportunity to ask questions and receive answers concerning the terms and conditions of the offering and obtain any additional information which Parent possesses or can acquire without unreasonable effort or expense.
          (g) Representatives of Parent have answered all inquiries that such Rolling Shareholder has made of them concerning Parent and its Affiliates, or any other matters relating to the formation and proposed operation of Parent and the offering and sale of the Rolling Shareholder Parent Interests. Such Rolling Shareholder acknowledges that neither Parent nor any Affiliate of Parent has rendered or will render any Rolling Shareholder Parent Interests advice or securities valuation advice to such Rolling Shareholder, and that such Rolling Shareholder is neither subscribing for nor acquiring the Rolling Shareholder Parent Interests in reliance upon, or with the expectation of, any such advice.
          (h) Such Rolling Shareholder has not been furnished any offering literature with respect to the Rolling Shareholder Parent Interests or Parent. In addition, except as set forth in Section 3.3, no representations or warranties have been made to such Rolling Shareholder with respect to the Rolling Shareholder Parent Interests or Parent, and such Rolling Shareholder has not relied upon any representation or warranty in making this subscription.
          (i) Such Rolling Shareholder has such knowledge and experience in financial and business matters that such Rolling Shareholder is capable of evaluating the merits and risks of the Rolling Shareholder Parent Interests and of making an informed Rolling Shareholder Parent Interests decision with respect thereto. Such Rolling Shareholder is an “accredited investor” within the meaning of Regulation D promulgated under the 1933 Act, the text of which is attached hereto as Annex A.
          (j) Such Rolling Shareholder has adequate means of providing for its current needs and possible future contingencies, and has no need, and anticipates no need in the foreseeable future, to sell the Rolling Shareholder Parent Interests for which such Rolling Shareholder subscribes. Such Rolling Shareholder is able to bear the economic risks of the Rolling Shareholder Parent Interests and consequently, without limiting the generality of the foregoing, is able to hold the Rolling Shareholder Parent Interests for an indefinite period of time and has sufficient net worth to sustain a loss of the entire Rolling Shareholder Parent Interests in the event such loss should occur.
          (k) Such Rolling Shareholder is acquiring the Rolling Shareholder Parent Interests for such Rolling Shareholder’s own account as principal for Rolling Shareholder Parent Interests purposes and not with a view to the distribution or sale thereof, subject to any requirement of law that its property at all times be within his, her or its control.
          3.3 Representations and Warranties of Parent. Parent represents, warrants and covenants to each of the Rolling Shareholders that:
          (a) Parent is a limited liability company duly formed and validly existing under the laws of the State of Indiana.
          (b) The execution, delivery and performance by Parent of the Rollover Agreements and the consummation by Parent of the transactions contemplated thereby are within the powers of Parent and have been duly authorized by all necessary limited liability company action. Each of the Rollover Agreements has been, or as of the Closing will be, duly executed and delivered by Parent and each constitutes, or as of the Closing will constitute, the valid and binding agreement of such Parent enforceable against Parent in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws affecting creditors’ rights generally and general principles of equity).
          (c) The execution, delivery and performance of the Rollover Agreements by Parent does not and will not (i) violate the certificate of formation and the initial operating agreement of Parent, dated as of May 6, 2010, (ii) violate any applicable Law to which Parent is subject or (iii) require any authorization, approval, consent or other action by any Person under, result in a breach of any of the terms of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which Parent is entitled under any provision of any agreement or other instrument to which Parent is a party or by which Parent is bound or violate in any material respect any Law or Order to which Parent is subject.
ARTICLE IV
COVENANTS
          4.1 No Proxies for or Encumbrances on Rolling Shareholder Contributed Shares. Except pursuant to the terms of this Agreement or the Merger Agreement, each Rolling Shareholder shall not, without the prior written consent of Parent, directly or indirectly (except, if such Rolling Shareholder is an individual, as a result of the death of such Rolling Shareholder), (a) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Rolling Shareholder Contributed Shares or (b) except as set forth on Schedule I, sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of, any Rolling Shareholder Contributed Shares during the term of this Agreement. Such Rolling Shareholder shall not seek or solicit any such sale, assignment, transfer, encumbrance or other disposition or any such contract, option or other arrangement or understanding.

          4.2 Other Offers. Each Rolling Shareholder shall not knowingly (i) take any action to solicit or initiate any Company Acquisition Proposal or (ii) engage in negotiations with, or disclose any non-public information relating to the Company or any of its Subsidiaries or afford access to the properties, books or records of the Company or any of its Subsidiaries to, any Person that such Rolling Shareholder knows is considering making, or has made, a Company Acquisition Proposal or has agreed to endorse a Company Acquisition Proposal.
          4.3 Further Assurances. Each party hereto shall use its commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to satisfy its obligations hereunder.
          4.4 U.S. Tax Treatment.
          (a) Parent agrees to take no action inconsistent with the federal income tax treatment of the contribution by the Rolling Shareholders of the Rolling Shareholder Contributed Shares in exchange for the Rolling Shareholder Parent Interests pursuant to this Agreement as a transaction described in Section 351 of the Code.
          (b) Prior to the Closing, each Rolling Shareholder shall provide Parent with a statement setting forth such Rolling Shareholder’s tax basis in its Rolling Shareholder Contributed Shares.
          4.5 Acknowledgment and Waiver of Rights Under Company Stock Options. For the avoidance of doubt, each Rolling Shareholder hereby acknowledges and agrees that, following the cancellation of each option to purchase Shares outstanding under any stock option or compensation plan or arrangement of the Company (each, a “Company Stock Option”) of such Rolling Shareholder at or immediately prior to the Effective Time, such Rolling Shareholder shall not have any further rights in respect of such cancelled Company Stock Options, other than the right to receive the payment, if any, in the amount specified pursuant to Section 2.05(a) of the Merger Agreement in respect of such cancelled Company Stock Options (it being understood that such Rolling Shareholder shall not be entitled to any payments or other consideration in respect of the cancellation of each Company Stock Option that has an exercise price per Share equal to or in excess of the Common Merger Consideration (as defined in the Merger Agreement).
          4.6 Spousal Consent. Upon request, each Rolling Shareholder shall provide Parent with a customary form of spousal consent to this Agreement and the transactions contemplated hereby.
ARTICLE V
MISCELLANEOUS
          5.1 Notices. All notices, requests and demands to or upon the respective parties hereto to be effective shall be in writing (including by telecopy, telegraph or telex), and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when delivered by hand, or three days after being deposited in the mail, postage prepaid, or, in the case of telecopy notice, when received, or, in the case of telegraphic notice, when delivered to the telegraph company, or, in the case of telex notice, when sent, answerback received, addressed as follows to Parent and the Rolling Shareholders, or to such other address as may be hereafter notified by the parties hereto:
          (a) if to Parent, to:
JS Acquisition, LLC
c/o James A. Strain, Esq.
Taft Stettinius & Hollister LLP
One Indiana Square
Suite 3500
Indianapolis, Indiana 46204
Telephone: (317) 713-3500
Facsimile: (317) 713-3669
          with a copy to:
James M. Dubin, Esq.
Kelley D. Parker, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
Telephone: (212) 373-3000
Facsimile: (212) 757-3990
          (b) If to a Rolling Shareholder, to:
Emmis Communications Corporation
c/o J. Scott Enright
One Emmis Plaza
40 Monument Circle, Suite 700
Indianapolis, Indiana 46204
Telephone: (317) 684-6565
Facsimile: (317) 684-5583
          5.2 Shareholder Capacity. No Person executing this Agreement who is or becomes during the term hereof a director or officer of the Company makes any agreement or understanding herein in his or her capacity as a director or officer. Each Rolling Shareholder signs solely in its capacity as the beneficial owner of the Rolling Shareholder Contributed Shares and nothing in this Agreement shall limit or affect any actions taken by such individual solely in his or her capacity as an officer of director of the Company, including any vote that such individual may make as a director of the Company with respect to any matter presented to the board of directors of the Company (the “Board of Directors”). Parent agrees that no such action taken in such individual’s capacity as an officer of the Company or as a member of the Board of Directors of the Company will be deemed a violation of this Agreement. This Section 5.2 shall survive any termination of this Agreement.
          5.3 Termination. Except as set forth in Section 5.2, this Agreement shall automatically terminate and be of no further force or effect whatsoever upon the termination of the Securities Purchase Agreement. Upon such termination, this Agreement shall immediately become void and there shall be no liability or obligation on the part of Parent or any of the Rolling Shareholders under this Agreement.
          5.4 Successors. All of the terms, agreements, covenants, representations, warranties, and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the parties and their respective successors.
          5.5 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void; provided, that notwithstanding the foregoing, after consummation of the transactions contemplated at the Closing Date, Parent may assign its rights and obligations hereunder to any Affiliate without the prior written consent of the other parties hereto. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.
          5.6 Counterparts. This Agreement may be executed in two or more counterparts, by different parties on separate counterparts or by confirmation by electronic mail from a party, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
          5.7 Interpretation.
          (a) The article and section headings contained in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party because of the authorship of any provision of this Agreement.
          (b) Notwithstanding anything to the contrary in this Agreement, the obligations, representations, warranties and covenants of any party hereto are several (with respect to itself) and not joint and several, and in no event shall any party hereto have any liability for the obligations, representations, warranties or covenants of any other party hereto. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to Articles, Sections, Exhibits and

Schedules are to Articles, Sections, Exhibits, Annexes and Schedules of this Agreement unless otherwise specified. All Exhibits, Annexes and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract and the exhibits, schedules and annexes thereto, as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.
          (c) In this Agreement, the Rolling Shareholder of any Rolling Shareholders Contributed Shares held in trust shall be deemed to be the relevant trust and/or the trustees thereof acting in their capacities as such trustees, in each case as the context may require to be most protective of Parent, including for purposes of such trustees’ representations and warranties as to the proper organization of the trust, their power and authority as trustees and the non-contravention of the trust’s governing instruments.
          5.8 Documentation and Information. Each Rolling Shareholder (a) consents to and authorizes the publication and disclosure by Parent of such Rolling Shareholder’s identity and holding of Rolling Shareholder Contributed Shares, the nature of such Rolling Shareholder’s commitments, arrangements and understandings under this Agreement (including, for the avoidance of doubt, the disclosure of this Agreement) and any other information, in each case, that Parent reasonably determines is required to be disclosed by applicable Law in any press release, any Current Report on Form 8-K, any Statement on Schedule 13D, the Proxy Statement, the Offer Documents, any other disclosure document in connection with the Exchange Offer and the Merger Agreement and any filings with or notices to Governmental Authorities in connection with the foregoing documents and (b) agrees promptly to give to Parent any information it may reasonably request for the preparation of any such documents. Parent (i) consents to and authorizes the publication and disclosure by any Rolling Shareholder of Parent’s identity, the nature of Parent’s and such Rolling Shareholder’s commitments, arrangements and understandings under this Agreement (including, for the avoidance of doubt, the disclosure of this Agreement) and any other information, in each case, that such Rolling Shareholder determines is required to be disclosed by applicable Law in any Statement on Schedule 13D or 13G (or amendments thereto) and any other filings with or notices to Governmental Authorities and (ii) agrees promptly to give to such Rolling Shareholder any information it may reasonably request for the preparation of any such documents. Each party hereto agrees to promptly notify the other parties of any required corrections with respect to any information supplied by such party specifically for use in any such document, if and to the extent that any such information shall have become false or misleading in any material respect.
          5.9 Survival. The representations, warranties, and other agreements contained herein will survive the Closing.
          5.10 Amendments and Waivers. No amendment, modification or supplement to the Agreement shall be enforced against any party unless such amendment, modification or supplement is in writing and signed by Parent and each of the Rolling Shareholders. Any waiver by any party of any term of this Agreement shall not operate as or be construed to be a waiver of any other term of this Agreement. Any waiver must be in writing and signed by the Party charged therewith.
          5.11 Integration. This Agreement and the documents referred to herein and therein contain the entire understanding of the parties with respect to the subject matter hereof and thereof. There are no agreements, representations, warranties, covenants or undertakings with respect to the subject matter hereof and thereof other than those expressly set forth herein and therein. This Agreement supersedes all prior agreements and understandings between the parties with respect to this subject matter. There are no third party beneficiaries having rights under or with respect to this Agreement.
          5.12 Severability. The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof.
          5.13 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which they are entitled at law or in equity.
          5.14 No Ownership Interest. All rights, ownership and economic benefits of and relating to the Rolling Shareholder Contributed Shares shall remain vested in and belong to such Rolling Shareholder, and Parent shall have no authority to exercise any power or authority to direct such Rolling Shareholder in the voting of any of the Rolling Shareholder Contributed Shares, except as otherwise specifically provided herein, or in the performance of such Rolling Shareholder’s duties or responsibilities as a shareholder of the Company.
          5.15 Joinder. Each other Person that is not a party to this Agreement as of the date hereof, but after the date hereof agrees, at the request of Parent, to contribute its Shares in exchange for Parent Common Interests shall execute a Joinder, substantially in the form attached hereto as Exhibit C (each, a “Joinder”) and shall agree to be bound by this Agreement as if such Person had executed this Agreement on the date hereof.

Upon the execution of any such Joinder, Parent shall appropriately revise Schedule I hereto.
          5.16 Governing Law; Consent to Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Indiana, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Each of the parties hereby irrevocably and unconditionally submits to the personal jurisdiction of any Federal court in the State of New York or if jurisdiction is not available in such court, any court sitting in New York County, New York, over any suit, action or proceeding arising out of or relating to this Agreement and each and every agreement and instrument contemplated hereby or the transactions contemplated hereby or thereby. Each of the parties agrees that any notice provided to a party in accordance with Section 5.1 shall be effective service of process for any action, suit or proceeding brought against it in any such court with respect to any such proceeding. Each of the parties irrevocably and unconditionally waives any objection to the laying of venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Each of the parties agrees that a final judgment in any such suit, action or proceeding brought in any such court shall be conclusive and binding upon the parties and may be enforced in any other courts to whose jurisdiction a party is or may be subject, by suit upon such judgment.
          5.17 Waiver of Jury Trial.
          (a) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
          (b) EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE WAIVER IN SECTION 5.16(a), (ii) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (iii) SUCH PARTY MAKES SUCH WAIVER VOLUNTARILY AND (iv) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS, AGREEMENTS AND CERTIFICATIONS IN SECTION 5.16(a) AND THIS SECTION 5.16(b).
ARTICLE VI
DEFINITIONS
          As used herein, the following terms have the following meanings:
          “1933 Act” means the Securities Act of 1933, as amended.

          “1934 Act” means the Securities Exchange Act of 1934, as amended.
          “Adverse Recommendation Change” has the meaning set forth in the Merger Agreement.
          “Affiliate” means, when used with reference to a specified Person, any other Person that directly or indirectly controls or is controlled by or is under common control with the specified Person. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting or other securities, by contract or otherwise.
          “beneficial ownership” means “beneficial ownership” of such security as determined pursuant to Rule 13d-3 under the 1934 Act, including all securities as to which such Person has the right to acquire, without regard to the 60-day period set forth in such rule.
          “Class B Shares” means shares of Class B Common Stock, par value $0.01 per share, of the Company.
          “Code” means the Internal Revenue Code of 1986, as amended.
          “Company Board” means the Board of Directors of the Company.
          “Credit Agreement” means the Amended and Restated Revolving Credit and Term Loan Agreement, by and among Emmis Operating Company, the Company, the lending institutions party thereto and Bank of America as administrative agent, dated as of November 2, 2006, as amended.
          “Governmental Authority” means any government, court, regulatory or administrative agency, commission or authority or other governmental instrumentality, whether domestic or foreign, federal, state or local, multinational or supranational.
          “IBCL” or “Indiana Law” means Indiana Business Corporation Law.
          “Law” means all laws (including common law), statutes, ordinances, codes, rules and regulations of any Governmental Authorities.
          “Lien” means any lien, pledge, mortgage, deed of trust, security interest, claim, lease, license, charge, option, right of first refusal, easement, servitude, transfer restriction, encumbrance, adverse claim or any other restriction or limitation whatsoever other than restrictions on sale imposed by the 1933 Act and state securities laws.
          “Order” means any order, judgment, injunction, award, decree or writ of any Governmental Authority.

          “Person” means an individual, corporation, partnership, limited liability company, limited liability partnership, firm, joint venture, association, joint stock company, trust, unincorporated organization, Governmental Authority or any other entity.
          “Rollover Disclosure Letter” means the disclosure letter describing the Rolling Shareholder Parent Interests that are being offered the Rolling Shareholders in exchange for the Rolling Shareholder Contributed Shares pursuant to this Agreement in the form attached hereto as Exhibit D.
          “SEC” means the U.S. Securities and Exchange Commission.
          “Securities Purchase Agreement” means that certain Securities Purchase Agreement, of even date herewith, by and among Alden Global Distressed Opportunities Master Fund, L.P., Alden Global Value Recovery Master Fund, L.P., Alden Media Holdings, LLC, Parent and Jeffrey H. Smulyan.
          “Subsidiary” means, with respect to any Person, any corporation, partnership, trust, limited liability company or other non-corporate business enterprise in which such Person (or another Subsidiary of such Person) holds stock or other ownership interests representing (A) more that 50% of the voting power of all outstanding stock or ownership interests of such entity, (B) the right to receive more than 50% of the net assets of such entity available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution of such entity or (C) a general or managing partnership interest in such entity.
[Remainder of Page Intentionally Left Blank.]

          IN WITNESS WHEREOF, Parent and the Rolling Shareholders have executed this Agreement as of the day and year first above written.

JS ACQUISITION, LLC
By:	/s/ Jeffrey H. Smulyan
	Name:	Jeffrey H. Smulyan
	Title:	President, Treasurer and Secretary

[Signature Page to Rollover Agreement]

GREG NATHANSON AND TERESA
NATHANSON TTEES THE NATHANSON
FAMILY TRUST TR DTD 12/23/05

By:	/s/ Greg Nathanson
Name:  Greg Nathanson

By:	/s/ Teresa Nathanson
Name:  Teresa Nathanson

/s/ Greg Nathanson Greg A. Nathanson	/s/ Dale M. Friedlander Dale M. Friedlander

/s/ Richard A. Leventhal Richard A. Leventhal	/s/ Barbara Leventhal Barbara Leventhal

/s/ John F. Dille III John F. Dille III	/s/ Richard F. Cummings Richard F. Cummings

/s/ Janine J. Smulyan Janine J. Smulyan	/s/ Gary L. Kaseff Gary L. Kaseff

/s/ Vicky Myers-Kaseff Vicky Myers-Kaseff	/s/ Randall D. Bongarten Randall D. Bongarten

/s/ James R. Riggs James R. Riggs	/s/ Patrick M. Walsh Patrick M. Walsh

/s/ Natalie J. Smulyan Natalie J. Smulyan	/s/ Paul W. Fiddick Paul W. Fiddick

/s/ Robin L. Rene Robin L. Rene	/s/ Gregory T. Loewen Gregory T. Loewen

/s/ Deborah D. Paul Deborah D. Paul	/s/ Michael Levitan Michael Levitan

/s/ Valerie C. Maki Valerie C. Maki	/s/ David R. Newcomer David R. Newcomer

/s/ John R. Beck John R. Beck	/s/ J. Scott Enright J. Scott Enright

/s/ Ryan A. Hornaday Ryan A. Hornaday	/s/ Norman H. Gurwitz Norman H. Gurwitz

[Signature Page to Rollover Agreement]

Schedule I
Rolling Shareholder Contributed Shares

Rolling Shareholder	Contributed Shares
Greg Nathanson and Teresa Nathanson TTEES the Nathanson Family TR DTD 12/23/05	256,312
Greg A. Nathanson	76,276
Dale M. Friedlander	312,461
Richard A. Leventhal	191,925
Barbara Leventhal	3,000
John F. Dille III	178,800
Richard F. Cummings	142,669
Janine J. Smulyan	150,000
Gary L. Kaseff	123,911
Vicky Myers-Kaseff	3,411
Randall D. Bongarten	44,117
James R. Riggs	33,608
Patrick M. Walsh	30,828
Natalie J. Smulyan	30,350
Paul W. Fiddick	29,547
Robin L. Rene	20,933
Gregory T. Loewen	20,427
Deborah D. Paul	19,982
Michael Levitan	18,511
Valerie C. Maki	8,041
David R. Newcomer	7,294
John R. Beck	4,045
J. Scott Enright	3,807
Ryan A. Hornaday	2,613
Norman H. Gurwitz	1,563
Total	1,714,431